

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 23, 2010

William M. Lowe, Jr.
Executive Vice President and Chief Financial Officer
KEMET Corporation
2835 Kemet Way
Simpsonville, SC 29681

> **Re: KEMET Corporation**
> **Registration Statement on Form S-3**
> **Amended November 16, 2010**
> **File No. 333-170073**

Dear Mr. Lowe:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Stockholder, page 13

1. Regarding your response to prior comment 2 indicating that a portion of the warrants will be sold to and exercised by underwriters, please tell us:
    - why the warrants are not included in the fee table of this registration statement.
    - why you believe that you are not required to identify these referenced underwriters as selling security holders and disclose all other information required by Item 507 of Regulation S-K prior to effectiveness of this registration statement. Please provide a detailed legal analysis in support of your position. Please also update your responses to prior comments 2 through 5 accordingly.

Plan of Distribution, page 19

2.   Please reconcile your response to prior comment 2 that a portion of the warrants will be sold to and exercised by underwriters with your disclosure on page 19 that the selling security holder has advised you that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of its shares. Ensure that your document contains all required disclosure regarding the plan of distribution and the disclosure required by Regulation S-K Item 501(b)(8) and Item 601(b)(1).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   H. Kurt von Moltke, P.C. – Kirkland & Ellis LLP